UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Intrusion Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
46121E205
(CUSIP Number)
August 12, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46121E205

1	NAMES OF REPORTING PERSONS MAZ Partners LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		949,120

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		949,120

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	949,120

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	46121E205

1	NAMES OF REPORTING PERSONS MAZ Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		949,120

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		949,120

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	949,120

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	46121E205

1	NAMES OF REPORTING PERSONS Walter Schenker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		256,123

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		949,120

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		256,123

WITH:	8	SHARED DISPOSITIVE POWER

		949,120

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,205,243

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	46121E205
Item 1(a) Name of Issuer:
Intrusion Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices:
1101 East Arapaho Road, Suite 200
Richardson, Texas 75081
Item 2(a) Name of Person Filing:
MAZ Partners LP
MAZ Capital Advisors, LLC
Walter Schenker
MAZ Partners LP is the record holder of the securities reported herein. MAZ Capital Advisors, LLC is the General Partner of MAZ Partners LP. Walter Schenker is the sole member and manager of MAZ Capital Advisors, LLC.
Item 2(b) Address of Principal Business Office or, if none, Residence:
MAZ Partners LP
MAZ Capital Advisors, LLC
Walter Schenker
7 Century Drive, Suite 201
Parsippany, NJ 07054
Item 2(c) Citizenship:
MAZ Partners LP — Delaware
MAZ Capital Advisors, LLC — Delaware
Walter Schenker — USA
Item 2(d) Title of Class of Securities:
Common Stock, $.01 par value
Item 2(e) CUSIP Number:
46121E205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No.	46121E205

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership
Each reporting person’s calculation of its percentage ownership of the Common Stock of the Issuer is based upon 11,882,017 shares of Common Stock issued and outstanding as of July 31, 2011, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on August 12, 2011.
(a)	Amount beneficially owned:
MAZ Partners LP — 949,120
MAZ Capital Advisors, LLC — 949,120
Walter Schenker — 1,205,423
(b)	Percent of class:
Titan Capital Management, LLC — 8.0%
MAZ Capital Advisors, LLC — 8.0%
Walter Schenker — 10.1%
(c)	Number of shares as to which the person has:

MAZ Partners LP

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote 949,120.

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 949,120.

MAZ Capital Advisors, LLC

(i)	Sole power to vote or to direct the vote: 0.

(ii)	Shared power to vote or to direct the vote 949,120.

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 949,120.

CUSIP No.	46121E205

Walter Schenker

(i)	Sole power to vote or to direct the vote: 256,123 (1).

(ii)	Shared power to vote or to direct the vote 949,120.

(iii)	Sole power to dispose or to direct the disposition of 256,123(1).

(iv)	Shared power to dispose or to direct the disposition of 949,120.

(1)	Includes shares held directly by Mr. Schenker and in an IRA account of Mr. Schenker.
Item 5. Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	46121E205
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 23 , 2011

MAZ Partners LP

By:	MAZ Capital Advisors, LLC, its General Partner

By:	/s/ Walter Schenker Name: Walter Schenker
Title: Manager

MAZ Capital Advisors, LLC*

By:	/s/ Walter Schenker Name: Walter Schenker
Title: Manager

By:	/s/ Walter Schenker* Walter Schenker

*	The Reporting Persons disclaim their beneficial ownership in the securities reported herein that are owned of record by MAZ Partners LP.

CUSIP No.	46121E205
EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Intrusion Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.
In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 10th day of November 2010.

MAZ Partners LP

By:	MAZ Capital Advisors, LLC, its General Partner

By:	/s/ Walter Schenker Name: Walter Schenker
Title: Manager

MAZ Capital Advisors, LLC

By:	/s/ Walter Schenker Name: Walter Schenker
Title: Manager

By:	/s/ Walter Schenker Walter Schenker